UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

QuinStreet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74874Q100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

SCHEDULE 13G

CUSIP No. 74874Q100		Page 2 of 7

1.	Names of Reporting Persons Douglas Valenti
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 424,833 (1)
	6.	Shared Voting Power 3,674,233 (2)
	7.	Sole Dispositive Power 424,833 (1)
	8.	Shared Dispositive Power 3,674,233 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,099,066
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9 7.7% (3)
12.	Type of Reporting Person (see instructions) IN

(1)

Represents (i) 394,333 options to purchase shares of common stock held by Mr. Valenti exercisable within 60 days of December 31, 2020 and (ii) 30,500 restricted stock units “RSUs” held by Mr. Valenti that will vest within 60 days of December 31, 2020.

(2)

Represents (i) 3,667,330 shares of common stock held by The Valenti Living Trust, for which Mr. Valenti and Terri Valenti, Mr. Valenti’s wife, are co-trustees and (ii) 6,903 shares of common stock held by trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

(3)	Based on 53,259,519 shares of common stock issued and outstanding as of December 31, 2020.

SCHEDULE 13G

CUSIP No. 74874Q100		Page 3 of 7

1.	Names of Reporting Persons Terri Valenti
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,674,233 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,674,233 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,674,233
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9 6.9% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Represents (i) 3,667,330 shares of common stock held by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees and (ii) 6,903 shares of common stock held by trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

(2)	Based on 53,259,519 shares of common stock issued and outstanding as of December 31, 2020.

SCHEDULE 13G

CUSIP No. 74874Q100		Page 4 of 7

1.	Names of Reporting Persons The Valenti Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization N/A
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,667,330 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,667,330 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,667,330
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9 6.9% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents 3,667,330 shares of common stock held directly by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees.
(2)	Based on 53,259,519 shares of common stock issued and outstanding as of December 31, 2020.

SCHEDULE 13G

CUSIP No. 74874Q100		Page 5 of 7

Item 1(a).	Name of Issuer:

QuinStreet, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
950 Tower Lane, 6th Floor
Foster City, CA 94404

Item 2(a).	Name of Person Filing:

Douglas Valenti Terri Valenti The Valenti Living Trust

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o QuinStreet, Inc.
950 Tower Lane, 6th Floor
Foster City, CA 94404
Attn: Douglas Valenti

Item 2(c).	Citizenship:

	Douglas Valenti	USA
	Terri Valenti	USA
	The Valenti Living Trust	N/A

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

74874Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned:

	Douglas Valenti	4,099,066 (1)
	Terri Valenti	3,674,233 (2)
	The Valenti Living Trust	3,667,330 (5)

(b) Percent of Class (3):

	Douglas Valenti	7.7%
	Terri Valenti	6.9%
	The Valenti Living Trust	6.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

	Douglas Valenti	424,833 (4)
	Terri Valenti	0
	The Valenti Living Trust	0

(ii) Shared power to vote or to direct the vote:

	Douglas Valenti	3,674,233 (2)
	Terri Valenti	3,674,233 (2)
	The Valenti Living Trust	3,667,330 (5)

(iii) Sole power to dispose or to direct the disposition of:

	Douglas Valenti	424,833 (4)
	Terri Valenti	0
	The Valenti Living Trust	0

SCHEDULE 13G

CUSIP No. 74874Q100		Page 6 of 7

(iv) Shared power to dispose or to direct the disposition of:

Douglas Valenti	3,674,233 (2)
Terri Valenti	3,674,233 (2)
The Valenti Living Trust	3,667,330 (5)

Notes to Item 4:

(1)

Represents (i) 394,333 options to purchase shares of common stock held by Mr. Valenti exercisable within 60 days of December 31, 2020, (ii) 30,500 RSUs held by Mr. Valenti that will vest within 60 days of December 31, 2020, (iii) 3,667,330 shares of common stock held by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees and (iv) 6,903 shares of common stock held by trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

(2)

Represents (i) 3,667,330 shares of common stock held directly by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees and (ii) 6,903 shares of common stock held by trusts, for which Mrs. Valenti is trustee, for the benefit of Mr. and Mrs. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

(3)

Based on 53,259,519 shares of common stock issued and outstanding as of December 31, 2020, as set forth in QuinStreet’s Form 10-Q filing for the second quarter of fiscal 2021, filed with the SEC on February 5, 2021.

(4)

Represents (i) 394,333 options to purchase shares of common stock held by Mr. Valenti exercisable within 60 days of December 31, 2020 and (ii) 30,500 RSUs held by Mr. Valenti that will vest within 60 days of December 31, 2020.

(5)	Represents 3,667,330 shares of common stock held by The Valenti Living Trust, for which Mr. and Mrs. Valenti are co-trustees.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

Exhibit	Document Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SCHEDULE 13G

CUSIP No. 74874Q100		Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

DOUGLAS J. VALENTI

/s/ Douglas J. Valenti
Douglas J. Valenti

THE VALENTI LIVING TRUST

/s/ Douglas J. Valenti, Co-Trustee
Douglas J. Valenti, Co-Trustee

TERRI VALENTI

/s/ Terri Valenti
Terri Valenti

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)